UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

Commission File Number 000-50112

Pan American Gold Corporation

(Translation of registrant’s name into English)

Suite 604 — 750 West Pender Street, Vancouver, British Columbia V6C 2T7 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 — [ ]

Form 51-102F4

Business Acquisition Report

Item 1 Identity of Company

1.1 Name and Address of Company

PAN AMERICAN GOLD CORPORATION (“Pan American”) Suite 604 - 750 West Pender Street Vancouver, British Columbia, Canada V6C 2T7

1.2 Executive Officer

Richard Bachman, President Telephone: 604.669.2615

Item 2 Details of Acquisition

2.1 Nature of Business Acquired

On May 6, 2004, we entered into a share purchase agreement with Pan American Gold Corporation, a Nevada corporation (“Pan American Nevada”), J. Graham Douglas and the shareholders of Pan American Nevada, whereby we acquired Pan American Nevada in consideration for the issue of an aggregate of 3,370,000 shares of common stock of our company.

Pan American Nevada holds interests in four gold exploration projects in North America. In British Columbia, Pan American Nevada holds a 75% interest in a 80,000 acre land position comprised of 87 mineral claims in the Eskay Creek gold camp area.

In Nevada, Pan American Nevada holds an option to acquire a 60% interest in the Kinsley Mountain Gold Mine, a past gold producer. The Kinsley Mountain Property is described as follows:

The property is located in Elko County, Nevada. It is comprised of approximately 125 claims covering approximately 2,600 acres. The claims are situated in the following Township, Range and Section of the Mount Diablo Base & Meridian (MDB&M):

Township	Range	Sections
27 North	67 East	36
27 North	68 East	31 & 32
26 North	67 East	01, 12 & 13
26 North	68 East	05, 06, 07 & 08
In addition, Pan American Nevada holds an option to acquire a 60% interest in the Pinnacle Property which was previously drilled by Homestake Mining Company. Pinnacle Property described as follows:

The property is located in Nye County, Nevada. It is comprised of approximately 80 claims covering approximately 1,600 acres over the known mineralization in the area. All the claims are situated in Township 14 North, Range 40 East, Sections 09, 10, 15, 16, 17, 19, 20, 21, 29 & 30 of the Mount Diablo Base & meridian (MDB&M).

Pan American Nevada also holds a 50% interest in Cactus Minerals, a private Colorado Company which owns the Cactus property. The Cactus property is located in the western Mojave Desert in Kern County, California. The Cactus property, held previously by CoCa Mines and Hecla Mining Co., was first mined in 1894. Total historic production is approximately 400,000 ounces of gold and a million ounces of silver.

As a condition to the closing under the share purchase agreement, our board of directors appointed Richard Bachman as a member of our board of directors, and Kevin Hanson and Alan Crawford resigned as directors and officers of our company. On May 7, 2004 Michael Sweatman was appointed as a director of our company.

2.2 Date of Acquisition

We closed the acquisition on May 10, 2004

2.3 Consideration

3,370,000 shares of common stock.

2.4 Effect on Financial Position

There are no plans or proposals for material changes in the business affairs of Pan American which may have a significant effect on the results of operations and financial position of Pan American.

2.5 Prior Valuations

No valuation opinion has been obtained within the last 12 months by Pan American to support the consideration paid by Pan American for its acquisition of Pan American Nevada.

2.6 Parties to Transaction

Pan American Nevada, J. Graham Douglas, the principal shareholder of Pan American Nevada, and the remaining shareholders of Pan American Nevada were parties to the share purchase agreement for the acquisition. None of the foregoing parties were informed persons, associates or affiliates of Pan American at the time of the acquisition.

2.7 Date of Report

This report is dated July 26, 2004.

Item 3 Financial Statements

The following financial statements are included as part of this Business Acquisition Report:

(a)	audited consolidated financial statements of Pan American Nevada for the year ended December 31, 2003;

(b)	unaudited consolidated financial statements of Pan American Nevada for the three month period ended March 31, 2004; and

(c)	unaudited pro forma consolidated financial statements for the year ended December 31, 2003 and the three month period ended March 31, 2004.

CONSOLIDATED FINANCIAL STATEMENTS

PAN AMERICAN GOLD CORPORATION

VANCOUVER, BRITISH COLUMBIA, CANADA

DECEMBER 31, 2003

    1.        AUDITORS’ REPORT

    2.        CONSOLIDATED STATEMENT OF EARNINGS AND DEFICIT

    3.        CONSOLIDATED BALANCE SHEET

    4.        CONSOLIDATED STATEMENT OF CASH FLOWS

    5.        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUDITORS’ REPORT

To the Shareholders of Pan American Gold Corporation

We have audited the consolidated balance sheet of Pan American Gold Corporation as at December 31, 2003 and the consolidated statements of earnings and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, British Columbia

July 15, 2004 /s/“BEDFORD CURRY & CO.”

Pan American Gold Corporation

CONSOLIDATED STATEMENT OF EARNINGS AND DEFICIT

Period from October 24, 2003 to December 31, 2003                                                                                    Expressed in U.S. Dollars

2003
EXPENSES
Legal	$4,998
Advertising	3,955
Travel	2,334
Consulting	1,161
Bank charges	334
Office and general	140
Foreign exchange	74

NET LOSS	(12,996)
Deficit, beginning of period	-

DEFICIT, end of period	$(12,996)

LOSS PER SHARE	$(0.03)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	404,110

Pan American Gold Corporation

CONSOLIDATED BALANCE SHEET

Period from October 24, 2003 to December 31, 2003                                                                                    Expressed in U.S. Dollars

2003
ASSETS
Current
Cash	$122,636
Other receivables	7,869

130,505
Reclamation bond	6,340
Mineral properties [Note 4]	104,883
Incorporation costs	1,637

$243,365

LIABILITIES
Current
Accounts payable and accrued expenses	$3,861
Due to director [Note 5]	250,000

253,861
SHAREHOLDERS' DEFICIENCY
Share capital [Note 6]	2,500
Deficit	(12,996)

(10,496)

$243,365

APPROVED ON BEHALF OF THE BOARD:

/s/ “Michael D. Sweatman”

Michael D. Sweatman, Director

Pan American Gold Corporation

CONSOLIDATED STATEMENT OF CASH FLOWS

Period from October 24, 2003 to December 31, 2003                                                                                    Expressed in U.S. Dollars

2003
OPERATIONS
Net loss	$(12,996)
Change in non-cash working capital balances:
Increase in other receivables	(7,869)
Increase in accounts payable and accrued expenses	3,861

(4,008)

(17,004)
FINANCING
Increase in share capital	2,500
Increase in loan from director	250,000

252,500
INVESTING
Acquisition of mineral properties	(62,500)
Acquisition of joint venture interest	(45,000)
Acquisition of reclamation bond	(6,340)
Cash from acquisition of joint venture interest	980

(112,860)

Increase in cash	122,636
Cash, beginning of year	-

CASH, end of year	$122,636

Pan American Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Period from October 24, 2003 to December 31, 2003                                                                                    Expressed in U.S. Dollars

1. NATURE AND CONTINUANCE OF OPERATIONS

Pan American Gold Corporation (“the Company”) was incorporated in the state of Nevada, USA on October 24, 2003. The Company is in the exploration stage and its principal business activity is the sourcing and exploration of mineral properties.

The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition thereof.

The Company incurred a loss of $12,996 for the year ended December 31, 2003, and had an accumulated deficit of $12,996 at December 31, 2003 which has been funded primarily by loans from its sole director. The Company’s ability to continue its operations and to realize assets at their carrying values is dependent upon obtaining additional financing and generating revenues sufficient to cover its operating costs.

These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation and basis of presentation — These consolidated financial statements include the accounts of the Company’s wholly-owned subsidiary, 680102 B.C. Ltd., prepared in accordance with Canadian generally accepted accounting principles. All significant intercompany transactions and balances have been eliminated.

The Company also has a 50% interest in the Cactus Precious Metals LLC joint venture. This interest is accounted for using the proportionate consolidation method, whereby the Company’s proportionate interest in the joint venture’s assets, liabilities, revenue and expenses are included in the financial statements.

Mineral properties — The Company accounts for mineral property costs in accordance with the Canadian Institute of Chartered Accountants Handbook Section 3061, “Property, plant and equipment” (“CICA 3061”), and abstract EIC 126, “Accounting by Mining Enterprises for Exploration Costs” (“EIC 126”) of the Emerging Issues Committee. CICA 3061 provides for the capitalization of the acquisition and exploration costs of a mining property where such costs are considered to have the characteristics of property, plant and equipment. EIC 126 provides that a mining enterprise is not precluded from considering exploration costs to have the characteristics of property, plant and equipment when it has not established mineral reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property.

Pan American Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Period from October 24, 2003 to December 31, 2003                                                                                    Expressed in U.S. Dollars

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Mineral property costs include initial acquisition costs and related option payments, which are recorded when paid. Exploration and development costs for unproven reserves are expensed as incurred. Option payments are credited against mineral property costs when received. No gain or loss on disposition of a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received.

CICA 3061 also provides that property, plant and equipment be written down when the long term expectation is that the net carrying amount will not be recovered. EIC 126 states that a mining enterprise which has not objectively established mineral reserves and therefore does not have a basis for preparing a projection of the estimated future cash flow from a property is not obliged to conclude that the capitalized costs have been impaired. However, EIC 126 references certain conditions that should be considered in determining subsequent write downs, such as changes or abandonment of a work program or poor exploration results, and management reviews such conditions to determine whether a write down of capitalized costs is required. When the carrying value of a property exceeds its net recoverable amount, provision is made for the impairment in value.

Accounting standards subsequently issued by the CICA dealing with Intangible Assets (CICA 1581 and CICA 3062) include reference to “Use rights such as drilling, water, air, mineral, timber cutting, and route authorities” as examples of intangible assets. CICA 3062 also states, inter alia, that intangible assets should be amortized over their useful life and tested for impairment. Management has reviewed this potential reporting conflict with the previously issued standards and is of the opinion that it is appropriately accounting for its mineral properties as having the characteristics of property, plant and equipment.

The Company has not yet adopted the provisions of CICA Handbook Section 3063, “Impairment of Long lived Assets”, which will become effective for its 2004 fiscal year. Management does not expect the adoption of the new standard to have an impact on its financial statements.

Environmental costs — Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which to not contribute to current or future revenue generation are expensed as incurred. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company’s commitment to a plan of action based on the then known facts.

Foreign currency translation — The Company translates transactions denominated in foreign currency to U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated at current rates of exchange and other assets and liabilities are translated at historical rates of exchange. Revenues and expenses are translated at average rates of exchange for the year. All exchange gains and losses are recognized currently in earnings.

Loss per share — The Company uses the “treasury stock method” in computing loss per share. Under this method, basic loss per share is computed by dividing loss available to common shareholders by the weighted average number of common shares outstanding during the year.

Pan American Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Period from October 24, 2003 to December 31, 2003                                                                                    Expressed in U.S. Dollars

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Future income taxes — The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities, if any, of a change in rates is included in earnings in the period that includes the enactment date.

The Company has recorded a valuation allowance against its future income tax assets based on the extent to which it is more likely than not that sufficient taxable income will not be realized during the carryforward periods to utilize all future tax assets.

Financial instruments — The Company’s financial instruments consist of cash, other receivables, reclamation bond, accounts payable and accrued expenses and amounts due to director. It is management’s opinion that the Company is not exposed to significant interest or currency risk arising from its financial instruments and that their fair values approximate their carrying values, unless otherwise noted.

The Company is exposed to foreign currency risk to the extent that certain of its cash and other receivables are denominated in Canadian dollars. The Company does not have foreign exchange hedges in place at this time.

Use of estimates — The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. JOINT VENTURE ACQUISITION

Cactus Precious Metals, LLC — On November 26, 2003 the Company invested $90,000 cash to acquire 50% of the units of Cactus Precious Metals LLC, a Colorado, USA limited liability company (“Cactus LLC”). The acquisition has been accounted for using the purchase method of accounting and accordingly these consolidated financial statements include the operations of Cactus LLC from the effective date of the transaction.

Total consideration for the acquisition was allocated based on estimated fair values on the acquisition date as follows:

2003
Consideration given:
Cash	$90,000
Less: portion attributable to the Company	(45,000)

$45,000

Pan American Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Period from October 24, 2003 to December 31, 2003                                                                                    Expressed in U.S. Dollars

3. JOINT VENTURE ACQUISITION continued

Net assets acquired, at fair value:
Current assets	$980
Incorporation costs	1,637
Mineral property	42,383

$45,000

4. MINERAL PROPERTIES

	Kinsley Mountain	Pinnacle	Cactus	Total
Balance, beginning of year	$-	-	-	-
Acquisitions	50,000	12,500	42,383	104,883

Balance, end of year	$50,000	12,500	42,383	104,883

Kinsley Mountain Property, Elko County, Nevada, USA — On December 8, 2003 the Company signed a letter agreement with Nevada Sunrise, LLC (“Nevada Sunrise”) and acquired an option to earn a 60% interest in Nevada Sunrise’s Kinsley Mountain Property, comprising 125 claims covering approximately 2,600 acres in Elko County, Nevada. In order to satisfy the terms of the agreement the Company is required to make option payments as follows:

Due Date	Payment
December 8, 2003 (paid)	$50,000
Upon receipt of Title Report	50,000
December 8, 2004	150,000
December 8, 2005	200,000
December 8, 2006	250,000
Increment for each subsequent anniversary	50,000

The Company is also required to pay all fees necessary to maintain the claims, to post all required bonds, and to obtain a minimum of $2,000,000 liability insurance with Nevada Sunrise as primary beneficiary before commencing any work.

The Company will earn its interest after it has advanced the Property through Bankable Feasibility.

Pan American Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Period from October 24, 2003 to December 31, 2003                                                                                    Expressed in U.S. Dollars

4. MINERAL PROPERTIES continued

Pinnacle Property, Nye County, Nevada, USA — On December 8, 2003 the Company signed a letter agreement with Nevada Sunrise and acquired an option to earn a 60% interest in Nevada Sunrise’s Pinnacle Property, comprising 80 claims covering approximately 1,600 acres in Nye County, Nevada. In order to satisfy the terms of the agreement the Company is required to make option payments as follows:

Due Date	Payment
December 8, 2003 (paid)	$12,500
Upon receipt of Title Report	12,500
June 8, 2004	12,500
September 8, 2004	12,500
December 8, 2004	75,000
December 8, 2005	100,000
December 8, 2006	125,000
Increment for each subsequent anniversary	25,000

The Company is also required to spend $150,000 on exploration of the Property by December 8, 2004, to pay all fees necessary to maintain the claims, to post all required bonds, and to obtain a minimum of $2,000,000 liability insurance with Nevada Sunrise as primary beneficiary before commencing any work.

The Company will earn its interest after it has advanced the Property through Bankable Feasibility.

Cactus Property, Kern County, California, USA — The Company holds a 50% interest in Cactus LLC as described in Note 3. The property owned by the joint venture consists primarily of private land. The joint venture has staked eight unpatented lode mining claims and has acquired an Exploration Right with an option to purchase an additional unpatented claim.

5. DUE TO DIRECTOR

The advances from the Company’s sole director and majority shareholder are unsecured, without interest or fixed terms of repayment. On January 7, 2004 the director advanced an additional $60,000, and on January 21, 2004 all of these advances were exchanged for 620,000 common shares of the Company.

Pan American Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Period from October 24, 2003 to December 31, 2003                                                                                    Expressed in U.S. Dollars

6. SHARE CAPITAL

The Company has authorized capital of 25,000,000 common shares with a par value of $0.001 per share. Issued share capital is as follows:

	2003
	Number	Amount
Balance, beginning of year	-	$-
Shares issued for cash	2,500,000	2,500

Balance, end of year	2,500,000	$2,500

7. JOINT VENTURE INTEREST

The following amounts represent the Company’s 50% interest in Cactus LLC:

2003
ASSETS
Current
Cash	$38,348
Reclamation bond	6,340
Mineral property	42,383
Incorporation costs	1,637

50,360

Total assets	$88,708

LIABILITIES

The joint venture had no liabilities at December 31, 2003.

Pan American Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Period from October 24, 2003 to December 31, 2003                                                                                    Expressed in U.S. Dollars

7. JOINT VENTURE INTEREST continued

NET LOSS
Total revenue	$-
Total expenses	1,292

Net loss	$(1,292)

CASH FLOWS
OPERATIONS
Net loss	$(1,292)

Cash flows from operating activities	(1,292)
INVESTING
Acquisition of joint venture interest	(45,000)
Acquisition of reclamation bond	(6,340)
Cash from acquisition of joint venture interest	980

Cash flows from investing activities	$(50,360)

8. COMMITMENTS

The Company is required to make option payments and property expenditures in order to satisfy the terms of certain mineral property letter agreements, as disclosed in Note 4. Commitments due within one year total $462,500.

9. RELATED PARTY TRANSACTIONS

The Company had the following transactions with related parties:

(a)     The Company is indebted to its sole director as described in Note 5.

(b)     The Company incurred consulting fees of $1,161 during the period from the sole director of 680102 B.C. Ltd.

Pan American Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Period from October 24, 2003 to December 31, 2003                                                                                    Expressed in U.S. Dollars

10. SEGMENT INFORMATION

The Company’s operations are limited to a single industry segment being the acquisition, exploration and development of mineral properties. The mineral properties are located in the United States of America.

11. SUBSEQUENT EVENTS

a)	On January 7, 2004 the Company received a $60,000 loan from its sole director, under the same terms as those disclosed in Note 4.

b)	On January 16, 2004, 680102 B.C. Ltd. entered into an agreement to purchase a 75% undivided interest in 37 mineral claims comprising 479 units located in the Skeena Liard Mining Division in British Columbia, Canada for $56,581. The claims are subject to a net smelter return of 2%.

c)	On January 21, 2004 the Company issued 620,000 shares at a deemed value of $0.50 to satisfy loans of $310,000 from its sole director.

d)	On April 29, 2004 the Company issued 250,000 shares for $250,000 cash.

e)	On May 10, 2004 all of the Company’s issued and outstanding shares were acquired by Tri-Lateral Venture Corporation (“Tri-Lateral”), a company listed on the OTC Bulletin Board in the United States. Immediately after the acquisition, Tri-Lateral changed its name to Pan American Gold Corporation. At December 31, 2003, other receivables include $5,369 due from Tri-Lateral.

CONSOLIDATED FINANCIAL STATEMENTS

PAN AMERICAN GOLD CORPORATION

VANCOUVER, BRITISH COLUMBIA, CANADA

MARCH 31, 2004

    1.        CONSOLIDATED STATEMENT OF EARNINGS AND DEFICIT

    2.        CONSOLIDATED BALANCE SHEET

    3.        CONSOLIDATED STATEMENT OF CASH FLOWS

    4.        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pan American Gold Corporation

CONSOLIDATED STATEMENT OF EARNINGS AND DEFICIT

Three months ended March 31, 2004	Unaudited
Expressed in U.S. Dollars
2004
EXPENSES
Exploration	$27,431
Consulting	24,776
Travel	4,662
Management fees	4,242
Legal	4,186
Amortization	345
Bank charges	286

NET LOSS	(65,928)
Deficit, beginning of period	(12,996)

DEFICIT, end of period	$(78,924)

LOSS PER SHARE	$(0.02)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	2,982,223

Pan American Gold Corporation

CONSOLIDATED BALANCE SHEET

Expressed in U.S. Dollars

	March 31, 2004 (Unaudited)	December 31 2003 (Audited)
ASSETS
Current
Cash	$255,712	122,636
Other receivables	9,669	7,869

	265,381	130,505
Reclamation bond	6,340	6,340
Mineral properties	228,210	104,883
Incorporation costs	1,292	1,637

	$501,223	243,365

LIABILITIES
Current
Accounts payable and accrued expenses	$17,647	3,861
Due to director [Note 2]	-	250,000

	17,647	253,861
SHAREHOLDERS' DEFICIENCY
Share capital [Note 3]	562,500	2,500
Deficit	(78,924)	(12,996)

	483,576	(10,496)

	$501,223	243,365

Pan American Gold Corporation

CONSOLIDATED STATEMENT OF CASH FLOWS

Three months ended March 31, 2004	Unaudited
Expressed in U.S. Dollars
2004
OPERATIONS
Net loss	$(65,928)
Add items not involving cash:
Amortization	345

(65,583)
Change in non-cash working capital balances:
Increase in other receivables	(1,800)
Increase in accounts payable and accrued expenses	13,786

11,986

(53,597)
FINANCING
Increase in share capital	250,000
Increase in loan from director	60,000

310,000
INVESTING
Acquisition of mineral properties	(123,327)

Increase in cash	133,076
Cash, beginning of period	122,636

CASH, end of period	$255,712

SUPPLEMENTAL CASH FLOW INFORMATION

On January 21, 2004 the Company issued 620,000 common shares at $0.50 to satisfy advances of $310,000 from its sole director.

Pan American Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three months ended March 31, 2004	Unaudited
Expressed in U.S. Dollars

1. NATURE AND CONTINUANCE OF OPERATIONS

Pan American Gold Corporation (“the Company”) was incorporated in the state of Nevada, USA on October 24, 2003. The Company is in the exploration stage and its principal business activity is the sourcing and exploration of mineral properties.

The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles but do not conform in all respects to the note disclosure requirements for its annual financial statements. The unaudited financial statements have been prepared on a basis consistent with the accounting principles and policies described in the annual financial statements, except as noted below, and should be read in conjunction with those statements. In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included in these financial statements.

The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition thereof.

2. DUE TO DIRECTOR

On January 21, 2004 advances of $310,000 from the Company’s sole director were exchanged for 620,000 common shares of the Company.

3. SHARE CAPITAL

The Company has authorized capital of 25,000,000 common shares with a par value of $0.001 per share. Issued share capital is as follows:

	2004
	Number	Amount
Balance, beginning of period	2,500,000	$2,500
Shares issued for cash	250,000	250,000
Shares issued for debt	620,000	310,000

Balance, end of period	3,370,000	$562,500

Pan American Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Three months ended March 31, 2004	Unaudited
Expressed in U.S. Dollars

4. RELATED PARTY TRANSACTIONS

The Company had the following transactions with related parties:

(a)	During the period, the Company settled advances from its sole director as described in Note 2.

(b)	The Company incurred consulting fees of $7,842 during the period from the sole director of its wholly owned subsidiary.

5. SEGMENT INFORMATION

The Company’s operations are limited to a single industry segment being the acquisition, exploration and development of mineral properties. The mineral properties are located in British Columbia, Canada and Nevada and California, USA.

Geographic distribution of total assets is as follows:

2004
Canada	$285,810
United States of America	215,413

$501,223

6. SUBSEQUENT EVENTS

On May 10, 2004 all of the Company’s issued and outstanding shares were acquired by Tri-Lateral Venture Corporation (“Tri-Lateral”), a company listed on the OTC Bulletin Board in the United States. Immediately after the acquisition, Tri-Lateral changed its name to Pan American Gold Corporation. At March 31, 2004, other receivables include $7,876 due from Tri-Lateral.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

PAN AMERICAN GOLD CORPORATION
(formerly Tri-Lateral Venture Corporation)

VANCOUVER, BRITISH COLUMBIA, CANADA

MARCH 31, 2004 AND DECEMBER 31, 2003

1.COMPILATION REPORT ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

2.PRO FORMA CONSOLIDATED BALANCE SHEET AS AT MARCH 31, 2004

3.PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS FOR THE THREE MONTHS ENDED MARCH 31, 2004

4.PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS FOR THE YEAR ENDED DECEMBER 31, 2003

5.NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

COMPILATION REPORT ON PRO FORMA

CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of Pan American Gold Corporation

We have read the accompanying unaudited pro forma consolidated balance sheet of Pan American Gold Corporation (“Pan American”) as at March 31, 2004 and the unaudited pro forma consolidated earnings statements for the three months ended March 31, 2004 and for the year ended December 31, 2003, and have performed the following procedures:

1.	Compared the figures in the column captioned “Pan American” to the unaudited financial statements of Pan American Gold Corporation (“Pan American”) (formerly Tri-Lateral Venture Corporation) as at March 31, 2004 and for the three months then ended, and the audited financial statements of Pan American for the year ended December 31, 2003, respectively, and found them to be in agreement.

2.	Compared the figures in the column captioned “Pan American (Nevada)” to the unaudited financial statements Pan American Gold Corporation (a Nevada Corporation) (“Pan American Nevada”) as at March 31, 2004 and for the three months then ended, and the audited financial statements of Pan American Nevada for the year ended December 31, 2003, respectively, and found them to be in agreement.

3.	Made enquiries of certain officials of Pan American who have responsibility for financial and accounting matters about:

a.	the basis for determination of the pro forma adjustments; and

b.	whether the pro forma consolidated financial statements comply as to form in all material respects with regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

The officials:

a.	described to us the basis for determination of the pro forma adjustments, and

b.	stated that the unaudited pro forma consolidated statements comply as to form in all material respects with regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

4.	Read the notes to the unaudited pro forma consolidated statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5.	Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Pan American” and “Pan American (Nevada)” as at March 31, 2004 and for the three months ended March 31, 2004, and for the year ended December 31, 2003, and found the amounts in the column captioned “Pro Forma Consolidated” to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments, which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the unaudited pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Vancouver, British Columbia	/s/"BEDFORD CURRY & CO."
July 21, 2004	CHARTERED ACCOUNTANTS

Pan American Gold Corporation

PRO FORMA CONSOLIDATED BALANCE SHEET

March 31, 2004                                                                                                                         Unaudited — See Compilation Report

	Pan American	Pan American (Nevada)	Note	Pro Forma Adjustments	Pro Forma Consolidated
ASSETS
Current
Cash	$111	339,677		-	339,788
Other receivables	3,313	12,828		-	16,141

	3,424	352,505		-	355,929
Reclamation bond	-	8,421		-	8,421
Mineral properties	12,775	300,264	2.	(12,775)	300,264
Incorporation costs	000	1,700		-	1,700

	$16,199	662,890		(12,775)	666,314

LIABILITIES
Current
Accounts payable and
accrued expenses	$70,331	23,442		-	93,773
Loans payable	54,408	-		-	54,408

	124,739	23,442		-	148,181
SHAREHOLDERS' EQUITY
Share capital	6,769,726	740,084	2.	(740,084)	6,769,726
	-	-	2.	639,448	639,448
Contributed surplus	2,000	-		2,000
Deficit	(6,880,266)	(100,636)	2.	100,636	(6,880,266)
	-	-	2.	(12,775)	(12,775)

	(108,540)	639,448		(12,775)	518,133

	$16,199	662,890		(12,775)	666,314

Pan American Gold Corporation

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

March 31, 2004                                                                                                                                                  Unaudited — See Compilation Report

	Pan American	Pan American (Nevada)	Note	Pro Forma Adjustments	Pro Forma Consolidated
EXPENSES
Consulting fees	$7,500	32,649		-	40,149
Exploration	-	36,148		-	36,148
Legal fees	3,166	5,516		-	8,682
Travel and promotion	-	6,143		-	6,143
Management fees	-	5,590		-	5,590
Filing fees	3,087	-		-	3,087
Transfer agent	2,827	-		-	2,827
Rent and office	1,500	-		-	1,500
Accounting	1,200	-		-	1,200
Bank charges	248	377		-	625
Amortization	-	455		-	455
Foreign exchange (gain)	-	(3,207)		-	(3,207)

NET LOSS	$(19,528)	(83,671)		-	(103,199)

LOSS PER SHARE - BASIC AND DILUED	$ (0.003)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING [Note 3]	33,879,647

Pan American Gold Corporation

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

March 31, 2004                                                                                                                                                  Unaudited — See Compilation Report

	Pan American	Pan American (Nevada)	Note	Pro Forma Adjustments	Pro Forma Consolidated
EXPENSES
Consulting fees	$32,500	1,528		-	34,028
Legal fees	13,862	6,576		-	20,438
Filing fees	17,154	-		-	17,154
Accounting	12,875	-		-	12,875
Rent and office	10,131	184		-	10,315
Bank charges and interest	8,875	538		-	9,413
Travel and promotion	-	8,275		-	8,275
Transfer agent	6,814	-		-	6,814

Loss before other items	(102,211)	(17,101)		-	(119,312)
OTHER ITEMS
Gain on forgiveness of debt	5,310	-		-	5,310
Foreign exchange gain	-	2,252		-	2,252
Interest earned	26	-		-	26
Write off of resource property	(7,500)	-		-	(7,500)

	(2,164)	2,252		-	88

NET LOSS	$(104,375)	(14,849)		-	(119,224)

LOSS PER SHARE - BASIC AND DILUED	$ (0.004)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING [Note 3]	31,728,659

Pan American Gold Corporation

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2004                                                                                                                                                  Unaudited — See Compilation Report

1. BASIS OF PRESENTATION

The unaudited pro forma consolidated financial statements of Pan American Gold Corporation (the “Company”) (formerly Tri-Lateral Venture Corporation) have been prepared by management in accordance with Canadian generally accepted accounting principles from information derived from the financial statements of each of the Company and Pan American Gold Corporation (a Nevada Corporation) (“Pan American Nevada”), together with other information available to the Company. The unaudited pro forma consolidated financial statements have been prepared by the Company to give effect to the purchase of all the issued and outstanding shares of Pan American Nevada. In the opinion of the Company’s management, the unaudited pro forma consolidated financial statements include all adjustments necessary for fair presentation of the transactions described below.

The unaudited pro forma consolidated financial statements should be read in conjunction with the March 31, 2004 unaudited financial statements of the Company and Pan American Nevada.

The unaudited pro forma consolidated financial statements of the Company have been compiled from and include:

(a)theCompany’s unaudited balance sheet as at March 31, 2004 and earnings statement for the three months then ended,

(b)Pan American Nevada’s unaudited balance sheet as at March 31, 2004 and earnings statement for the three months then ended, and

(c)the additional information set out in Note 2.

2.     PRO-FORMA TRANSACTION AND ASSUMPTIONS

a)     Stock split — On May 6, 2004 the Company split its common stock on the basis of seven new shares for one old share.

b)     Acquisition of Pan American (Nevada) — The unaudited pro forma consolidated financial statements give effect to the acquisition by the Company of 100% of the outstanding shares of Pan American (Nevada) as if the acquisition had occurred as at March 31, 2004 and for the three months then ended and for the year ended December 31, 2003 respectively.

The unaudited pro forma consolidated financial statements were prepared based on the assumption that the Company will purchase all of the Pan American (Nevada) common shares in exchange for 3,370,000 post-split common shares of the Company.

The cost of an acquisition should be based on the fair value of the consideration given, except where the fair value of the consideration given is not clearly evident. In such a case, the fair value of the net assets acquired is used. Since the Company’s common shares are thinly traded, the actual market value is not readily determinable. Therefore, the value of the shares issued on acquisition is based on the fair value of the net assets acquired. The fair value of Pan American (Nevada)‘s net assets was $639,448.

Pan American Gold Corporation

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS continued

March 31, 2004                                                                                                                                                  Unaudited — See Compilation Report

2. PRO-FORMA TRANSACTION AND ASSUMPTIONS continued

The total purchase price of $639,448 has been allocated as follows:

Cash	$339,677
Mineral properties	300,264
Other receivables	12,828
Other assets	10,121

662,890
Liabilities assumed	(23,442)

Total purchase price	$639,448

In connection with the acquisition, the Company changed its accounting policy in respect of exploration and development expenditures in order to achieve consistency with the policy of Pan American (Nevada). The Company’s previous policy was to capitalize exploration and development costs of unproven properties, whereas Pan American (Nevada)‘s policy is to expense exploration and development costs of unproven properties as incurred. The change in policy will be reflected in the Company’s financial statements as a prior period adjustment to retained earnings as at December 31, 2002. Accordingly, the Company’s unaudited pro forma consolidated mineral properties and retained earnings at December 31, 2003 have been reduced by $12,775.

3. PRO FORMA SHARE CAPITAL

Upon completion of the pro forma transactions the Company’s share capital will be as follows:

      (a) Authorized:

        Unlimited common shares without par value.

        Unlimited non-voting convertible redeemable non-cumulative 6% preference shares without par value.

Pan American Gold Corporation

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS continued

March 31, 2004                                                                                                                                                  Unaudited — See Compilation Report

3. PRO FORMA SHARE CAPITAL continued

    (b)        Issued — Common shares:

	March 31, 2004
	Number	Amount
Share capital, as set out in the unaudited financial statements of the Company	4,358,521	$6,771,726
7-for-1 stock split	26,151,126	-

	30,509,647	6,771,726
Shares issued on acquisition of Pan American (Nevada)	3,370,000	639,448

Pro-forma consolidated balances	33,879,647	$7,411,174

        (c)        Per share amounts:

The weighted average number of shares are based on the weighted average number of the Company’s shares for the relevant periods, adjusted for the 7-for-1 forward split which occurred immediately prior to the pro forma transaction, plus the common shares issued as outlined in Note 2 as if they were issued at the beginning of the relevant periods.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Gold Corporation

/s/ Michael Sweatman

Michael Sweatman, Director
Date: July 27, 2004